CUSIP No. 073677106
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                (AMENDMENT NO. 9)

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Beacon Power Corporation

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    073677106

                                 (CUSIP Number)

                            Kathryn Klinedinst, Esq.
                Greenberg Glusker Fields Claman & Machtinger LLP
                      1900 Avenue of the Stars, Suite 2100
                              Los Angeles, CA 90067
                                 (310) 201-7576

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 21, 2008
             (Date of Event which Requires Filing of this Statement)


If the reporting person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         David Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)

                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          10,722,930
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            10,722,930

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         10,722,930

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                / /

(13)     Percent of Class Represented by Amount in Row (11)
         11.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 94,639,097 shares of Common Stock, par value $0.01 per share outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         Monica Chavez Gelbaum, Trustee, The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                  / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          10,722,930
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            10,722,930

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         10,722,930

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         11.3% (1)

(14)     Type of Reporting Person (See Instructions)
         IN

-------------------------
(1) Based on 94,639,097 shares of Common Stock, par value $0.01 per share outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

(1)      Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         The Quercus Trust

(2)      Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (A) /X/
                                                                         (B) / /

(3)      SEC Use Only

(4)      Source of Funds (See Instructions)

         PF

(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                 / /

(6)      Citizenship or Place of Organization

         U.S.

                                    (7)     Sole Voting Power
                                            -0-

Number of Shares                    (8)     Shared Voting Power
Beneficially Owned                          10,722,930
by Each Reporting
Person With                         (9)     Sole Dispositive Power
                                            -0-

                                    (10)    Shared Dispositive Power
                                            10,722,930

(11)     Aggregate Amount Beneficially Owned by Each Reporting Person
         10,722,930

(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)                                                  / /

(13)     Percent of Class Represented by Amount in Row (11)
         11.3% (1)

(14)     Type of Reporting Person (See Instructions)
         OO

-------------------------
(1) Based on 94,639,097 shares of Common Stock, par value $0.01 per share outstanding, calculated in accordance with Rule 13D.

CUSIP No. 073677106

Item 1.

         This Amendment No. 9 to Schedule 13D (this "Amendment No. 9") amends and restates, where indicated, the statement on Schedule 13D relating to the Common Stock of the Issuer filed by The Quercus Trust, David Gelbaum and Monica Chavez Gelbaum (the "Reporting Persons") with the Securities and Exchange Commission on July 11, 2007 (the "Initial Schedule 13D") and prior amendments thereto. Capitalized terms used in this Amendment No. 9 but not otherwise defined herein have the meanings given to them in the Initial Schedule 13D or prior amendments thereto.

         This Amendment No. 9 is being made to disclose the disposition of shares of Common Stock by the Reporting Persons. Except as otherwise set forth herein, this Amendment No. 9 does not modify any of the information previously reported by the Reporting Persons in the Initial Schedule 13D or prior amendments thereto.

Item 5.  Interest in Securities of the Issuer

(a) As of the date of this Amendment No. 9, the Reporting Persons beneficially own 10,722,930 shares of Common Stock, representing 11.3% of Common Stock outstanding, calculated in accordance with Rule 13D. All of the shares are held of record by the Trust.

(b) The Reporting Persons have shared voting and dispositive power with respect to 10,722,930 shares of Common Stock. Each of David Gelbaum and Monica Chavez Gelbaum, acting alone, has the power to exercise voting and investment control over the shares of Common Stock owned by the Trust.

(c) Since Amendment No. 8 to Schedule 13D, the Reporting Persons have disposed shares of Common Stock in brokered transactions as follows:

          Date                    Number of Shares         Price Per Share

        11/24/2008                 (60,513)                $ 0.62410
        11/25/2008                 (103,767)               $ 0.59610
        11/26/2008                 (146,143)               $ 0.61850
        11/28/2008                 (26,438)                $ 0.62140
        12/1/2008                  (58,665)                $ 0.59950
        12/2/2008                  (106,288)               $ 0.55710
        12/3/2008                  (50,000)                $ 0.55460
        12/4/2008                  (57,800)                $ 0.55510
        12/5/2008                   (4,400)                $ 0.55000
        12/8/2008                  (93,393)                $ 0.55530
        12/9/2008                  (221,733)               $ 0.58440
        12/10/2008                 (74,603)                $ 0.57260
        12/11/2008                 (97,173)                $ 0.56610

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

CUSIP No. 073677106

(a) Pursuant to the Power of Attorney filed as Exhibit "B" to Amendment No. 1 to
Schedule 13D filed on August 24, 2007 with respect to the issuer Emcore Corp., David Gelbaum has been appointed as Monica Chavez Gelbaum's Attorney-In-Fact.

Item 7.  Material to Be Filed as Exhibits

         Exhibit A:  Agreement Regarding Joint Filing of Amendment No. 9 to
Schedule 13D.

CUSIP No. 073677106


SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct and agrees that this statement may be filed jointly with the other undersigned parties.




Dated:  December 12, 2008                 /s/ David Gelbaum
                                         -------------------------------------------------------------
                                         David Gelbaum, Co-Trustee of The Quercus Trust



                                         David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                         -------------------------------------------------------------
                                         Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                         /s/ David Gelbaum
                                         -----------------------------------------------------------------
                                         The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust

CUSIP No. 073677106


                                    EXHIBIT A

       AGREEMENT REGARDING JOINT FILING OF AMENDMENT NO. 9 TO SCHEDULE 13D



         The undersigned agree that the Amendment No. 9 to Schedule 13D with respect to the Common Stock of Beacon Power Corporation is a joint filing being made on their behalf.




Dated:  December 12, 2008                 /s/ David Gelbaum
                                         -------------------------------------------------------------
                                         David Gelbaum, Co-Trustee of The Quercus Trust



                                         David Gelbaum, as Attorney-In-Fact for Monica Chavez Gelbaum
                                         -------------------------------------------------------------
                                         Monica Chavez Gelbaum, Co-Trustee of The Quercus Trust


                                         /s/ David Gelbaum
                                         -----------------------------------------------------------------
                                         The Quercus Trust, David Gelbaum, Co-Trustee of The Quercus Trust